

December 6, 2012

Via Email
Michael J. McElroy
General Counsel
Home Loan Serving Solutions, Ltd.
2002 Summit Boulevard, Sixth Floor
Atlanta, Georgia 30319

> **Re: Home Loan Serving Solutions, Ltd.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2012**
> **File number 333-184715**

Dear Mr. McElroy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please include the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

Summary
Our Company, page 1

2. Noting the significant growth of the company, revise the first paragraph to disclose the assets and liabilities at both March 30, 2012 and September 30, 2012. In addition, disclose why you are only buying subprime and Alt-A loans from Ocwen. Finally, as a related matter, you provide a chart in the body of the prospectus that demonstrates the dramatic decline in subprime and Alt-A lending during the current financial crisis. Where appropriate in the filing, discuss the impact of this situation on your ability to acquire subprime and Alt-A servicing rights in the future, and the consequences for your company and your dividend levels.

3. Revise the sixth paragraph regarding the management team to disclose if any officers and directors hold any positions or perform any material functions at Ocwen, including any related to any agreements between the companies discussed in this Prospectus. If so, briefly discuss any potential conflicts of interest and add a cross-reference to a fuller discussion elsewhere in the Prospectus.

4. Revise to disclose in the seventh paragraph, or another appropriate section of the Summary, key elements of the strategy from an economic standpoint, such as, that the business strategy is to receive approximately 50 basis points as servicing fees on the net unpaid balance and have a net servicing income of between 16 and 33 basis points offset by the cost of financing the purchases of the rights. In addition, discuss the major assets and liabilities, such as, the rights (Note receivable), the match funded advance and the match funded liability and how those items will impact the company in future periods. In this regard, the descriptions can be brief with cross-references to where those items are discussed in detail. With regard to the match funded advance, and noting the discussion beginning on page 74, supplementally provide the staff with the following information:

- Explain what you mean by the advance being senior to the ultimate payment of principal and interest;
- Have the advances already been paid out as principal and interest to the securitization trust owners or are they still held as cash by the servicer (Ocwen);
- How is the advance different from a residual interest in the trust; and,
- What happens if any securitization trust cannot collect sufficient funds from the borrowers or through foreclosure to pay back the advance; and, how many trusts are being serviced and how many have shortfalls that required advances to be paid and of those that required advances, how many have been repaid.

5. Revise to disclose at the end of this section, after the dividend table, a brief discussion of taxation for the investors, particularly with regard to the taxation of the dividend (whether all dividends paid to date were from earnings) and the overall taxation to U.S. holders. A cross-reference to the Material Federal Income Taxation section of the Prospectus should also be added.

Acquisitions of Certain Mortgage …, page 4

6. Noting the significant borrowings associated with the acquisitions, revise to disclose the amount outstanding at September 30, 2012, the weighted average rate being paid, and hedging arrangements and whether any swap counter-parties are Ocwen, its affiliates or affiliates of your company.

Material Cayman Islands and United States Federal…., page 74

7. We note several significant issues that appear to be material to potential U.S. purchasers as follows:

    -   whether the income, particularly the interest and servicing income (the majority of the company income) will be taxed as/under U. S. corporate tax rates;
    -   how the dividends paid will be taxed to U.S. holders;
    -   whether the entity will be recognized as a PFIC; and,
    -   how the sales of ordinary shares will be taxed, e.g., as apital gains and losses, etc.

8. This section should be revised to clearly indicate whether your counsel has opined on these matters. Consider dividing the disclosures into these four sections and providing illustrations, as appropriate.

Exhibit Index

9. Please revise to file opinions 5.1 and 8.2 with your next amendment so that we can review them. In this regard, revise the exhibit index to describe these as the legal opinion and the tax opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

By Email to: Christopher S. Auguste
cauguste@kramerlevin.com